———— Troutman Sanders llp ————
A  T  T  O  R  N  E  Y  S     A  T     L  A  W
BANK OF AMERICA PLAZA
600 PEACHTREE STREET, N.E. — SUITE 5200
ATLANTA, GEORGIA 30308-2216
www.troutmansanders.com
TELEPHONE: 404-885-3000
FACSIMILE: 404-885-3900

W. Brinkley Dickerson, Jr.	Direct Dial: 404-885-3822
brink.dickerson@troutmansanders.com	Direct Fax: 404-962-6743
January 17, 2008
VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Attn:	Kaitlin Tillan Assistant Chief Accountant

	Re:	Form 10-K for the fiscal year ended December 31, 2006 File No. 001-12930
Dear Ms. Tillan:
     The following are the responses of AGCO Corporation to the comments of the Staff of the Securities and Exchange Commission on AGCO’s Form 10-K for the fiscal year ended December 31, 2006, as such comments were transmitted to AGCO in a letter from the Staff dated December 19, 2007. We are submitting this letter on behalf of AGCO, and the terms “we,” “us,” “our” and “the Company” in the following responses refer to AGCO.
     In connection with responding to the comments of the Staff, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in this filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and that the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Atlanta • Hong Kong • London • New York • Newark • Norfolk •
Raleigh • Richmond • Shanghai • Tysons Corner • Virginia Beach •
Washington, D.C.

Troutman Sanders llp
                A T T O R N E Y S   A T   L A W
Securities and Exchange Commission
January 17, 2008

FORM 10-K for the Fiscal Year Ended December 31, 2006
Item 8. Financial Statements and Supplementary Data, page 51
Consolidated Statements of Operations, page 53
Comment No. 1:
We note that your equity in earnings of affiliates was $27.8 million in fiscal 2006. Please tell us your consideration of Rule 3-09 and show us your calculations.
Response:
We participate in retail finance joint ventures located in the United States, Canada, Brazil, Germany, France, the United Kingdom, Australia, Ireland and Austria that operate under separate, distinct legal entities in each of their respective countries. Of the $27.8 million of equity in earnings of affiliates in fiscal 2006 that the Staff refers to, $25.8 million relates to these joint ventures. All of these joint ventures are controlled by a subsidiary of Rabobank. Since each of these joint ventures is a separate legal entity, we evaluate each joint venture separately under Item 3-09 of Regulation S-X. The United States joint venture, AGCO Finance LLC, which is the largest joint venture in terms of income, met the quantitative thresholds in some prior years, and, as a result, its financial statements were included in previous filings (1999 through 2001 Form 10-Ks). Subsequently neither it nor any of the smaller joint ventures has met the thresholds. Schedule 1 contains the 2004 through 2006 Item 3-09 calculations for AGCO Finance LLC.
Note 1. Operations and Summary of Significant Accounting Policies, page 51
Revenue Recognition, page 57
Comment No. 2:
You disclose that you have provisions for incentive programs. Please tell us and disclose in future filings the nature of your significant incentive programs, how you calculate the related provision and where you classify the amounts in the balance sheet and statement of operations.

Troutman Sanders llp
                A T T O R N E Y S   A T   L A W
Securities and Exchange Commission
January 17, 2008

Response:
In future filings, we will revise our discussion within Note 1 of our financial statements to disclose the following:
The Company provides various incentive programs with respect to its products. These incentive programs include reductions in invoice prices, reductions in retail financing rates, dealer commissions, dealer incentive allowances and volume discounts. In most cases, incentive programs are established and communicated to the Company’s dealers on a quarterly basis. The incentives are paid either at the time of invoice (through a reduction of invoice price), at the time of the settlement of the receivable, at the time of retail financing, at the time of warranty registration, or at a subsequent time based on dealer purchases. The incentive programs are product line specific and generally do not vary by dealer. The cost of sales incentives associated with dealer commissions and dealer incentive allowances is estimated based upon the terms of the programs and historical experience, is based on a percentage of the sales price, and is recorded at the later of (a) the date at which the related revenue is recognized, or (b) the date at which the sales incentive is offered. The related provisions and accruals are made on a product or product line basis and are monitored for adequacy and revised at least quarterly in the event of subsequent modifications to the programs. Volume discounts are estimated and recognized based on historical experience, and related reserves are monitored and adjusted based on actual dealer purchases and the dealers’ progress towards achieving specified cumulative target levels. The Company records the cost of interest subsidy payments (reduction in the retail financing rates) at the later of (a) the date at which the related revenue is recognized, or (b) the date at which the sales incentive is offered. Estimates of these incentives are based on the terms of the programs and historical experience. All incentive programs are recorded and presented as a reduction of revenue in accordance with EITF 01-09 due to the fact that the Company does not receive an identifiable benefit in exchange for the consideration provided. Reserves for incentive programs that will be paid either through the reduction of future invoices or through credit memos are recorded as “accounts receivable allowances” within the Company’s consolidated balance sheet. Reserves for incentive programs that will be paid in cash, as is the case with most of the Company’s volume discount programs, are recorded within “Accrued expenses” within the Company’s consolidated balance sheet.

Troutman Sanders llp
                A T T O R N E Y S   A T   L A W
Securities and Exchange Commission
January 17, 2008

Comment No. 3:
Further, you disclose that the provisions are revised in the event of subsequent modifications to the program to your customers. Please tell us about the significant types of revisions that occur and discuss your consideration of the fixed and determinable revenue recognition criteria of SAB Topic 13.A.
Response:
As discussed above in our response to Comment No. 2, the cost of our sales incentives is estimated based upon the terms of the programs and historical experience. Although certain incentives, such as reductions of invoice prices, are specifically identifiable at the time of sale, the majority are estimated based on historical experience and our current marketing programs. We monitor our sales incentives reserves at least quarterly for differences in the amounts accrued versus amounts that have been paid. We also make revisions to our estimates when subsequent marketing program changes are made and communicated to our dealers. As stated in our response to Comment No. 2, the cost of most of our sales incentives is estimated in accordance with paragraph 22(b) of EITF 01-09, based upon the terms of the programs and historical experience, and is recorded at the later of (a) the date at which the related revenue is recognized, or (b) the date at which the sales incentive is offered. These revisions historically have not been material.

We believe the price to our customers is fixed and determinable when we recognize the sale of the related product because we can reliably estimate incentives at that time. Moreover, the following factors identified in paragraph 8 of SFAS 48 and paragraph 30 of EITF 01-09 as those that may impair a vendor’s ability to make a reasonable estimate are not present:
•	Absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling enterprise’s marketing policies or relationships with its customers; or absence of historical experience with similar types of incentive programs with similar products;

•	Absence of a large volume of relatively homogeneous transactions; and

•	Relatively long periods in which a particular product may be returned or in which a particular rebate or refund may be claimed.
We have been providing these types of incentives for many years and have significant historical experience upon which to base our estimates. A majority of our discounts

Troutman Sanders llp
                A T T O R N E Y S   A T   L A W
Securities and Exchange Commission
January 17, 2008

relate to large volumes of sales of tractors and combines, which are relatively homogenous transactions. In addition, incentives are earned by our dealers and paid over a relatively short period of time after the product sale. In most cases, incentives are paid within six months from the time of the product sale, and almost all are paid within one year of the product sale.

Our reserves for each type of incentive program are determined based on the nature of the incentive. The key assumptions and components used to estimate such incentives and related reserves are:
•	Value of the incentives (i.e., the percentage of sales values) of the individual marketing program being offered, which is linked to specific products and product sales;

•	Historical experience of the proportionate value of incentives granted to sales; and

•	Information regarding sales qualifying for incentives and levels of dealer inventories.
Based on the above discussion we believe that we have a fixed and determinable price at the time we recognize the sale of the related product as we are able to reliably estimate incentives at that time.
Adoption of Staff Accounting Bulletin No. 108, page 59
Comment No. 4:
Please tell us and in future filings disclose in more detail the nature of the errors. The current disclosure refers to an “excess contingency reserve” and does not explain the nature of that reserve. Also, please tell us and disclose in future filings when and how each error being corrected arose. Refer to Question 3 of SAB Topic 1.N.
Response:
In future filings, we will revise our discussion within Note 1 of our financial statements to disclose the following with respect to our adoption of SEC Staff Accounting Bulletin No. 108:
Historically, the Company has evaluated uncorrected misstatements utilizing the “rollover” method. In connection with the implementation of SEC Staff Accounting Bulletin No. 108 (“SAB 108”), in applying the “iron curtain” method,

Troutman Sanders llp
                A T T O R N E Y S   A T   L A W
Securities and Exchange Commission
January 17, 2008

the Company identified two types of uncorrected misstatements that it previously determined were not material to prior years under the rollover method. Under the iron curtain method, these items were deemed to be material to the Company’s financial statements for the year ended December 31, 2006, and, therefore, the Company recorded an adjustment to increase its opening retained earnings balance as of January 1, 2006, by approximately $13.6 million, net of taxes, in accordance with the implementation of SAB 108. Those misstatements consisted of:

	Cumulative
	adjustment,
Description	net of taxes	Nature and timing of differences
Excess reserves	$10,899	This adjustment primarily related to provisions for reserves that were determined to be in excess of amounts required for previous periods. This misstatement had accumulated over several years and substantially all of the excess amounts had ceased accumulating as of December 31, 2001. The provisions primarily related to medical and general insurance reserves, warranty reserves and legal and non-income tax related contingencies.

Under capitalization of parts inventory volume and purchase related variances	$2,682	This adjustment resulted from the Company’s non-GAAP policy in North America prior to 2006 to expense certain volume and purchase related variances with respect to parts inventory.

	$13,581

Cash and Cash Equivalents, page 59
Comment No. 5:
You disclose that you consider “all investments with an original maturity of three months or less to be cash equivalents.” Please tell us how your policy considered paragraph 8 of SFAS 95 which requires that cash equivalents be highly liquid as well as short term and both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.
Response:
AGCO considers all investments with an original maturity of three months or less to be cash equivalents pursuant to paragraph 8 of SFAS 95. A majority of these investments are held in Europe and the United States. In Europe, the Company had overnight (or over weekend, as was the case on December 31, 2006) bank deposits with financial

Troutman Sanders llp
                A T T O R N E Y S   A T   L A W
Securities and Exchange Commission
January 17, 2008

institutions. These bank deposits were not backed by or indexed to any securities. In the United States, the Company had an overnight repurchase agreement with a financial institution. This investment was backed by US Treasury or other government backed bonds. The Company also had investments in a money market fund in the United States that had a maturity date of one day from the date it was deposited with the financial institution. It was backed by government backed securities and investment grade debt securities. Therefore, we believe these overnight investments were highly liquid, short term and readily convertible into cash and presented an insignificant risk of change in value due to changes in interest rates or other factors.
Accounts and Notes Receivable, page 59
Comment No. 6:
You disclose that accounts and notes receivable are shown net of allowances for sales incentive discounts. Please explain the difference between this reserve and your accrual for volume discounts and sales incentives included in accrued expenses. Please tell us about your consideration of relevant guidance including EITF Issue 01-09 in determining the accounting for sale incentive discounts.
Response:
As discussed above in our response to Comment No. 2, reserves for incentive programs that will be paid either through the reduction of future invoices or through credit memos are recorded as “accounts receivable allowances” within our consolidated balance sheet. Reserves for incentive programs that will be paid in cash, as is the case with most of our volume discount programs, are recorded within “Accrued expenses” on our consolidated balance sheet. We believe that this classification is appropriate because we record incentives relating to single exchange transactions in accordance with paragraph 22 of EITF 01-09 and incentives relating to volume discounts in accordance with paragraph 30 of EITF 01-09. In addition, we also believe classification of reserves for incentive programs within “accounts receivable allowances” is appropriate in accordance with the provisions of FIN 39 for those programs where we will not issue cash.
Inventories, page 60
Comment No. 7:
You disclose that market is net realizable value for finished goods and repair and replacement parts and market is replacement cost for work-in-process, production parts and raw materials. Please tell us how you considered Statement 6 of Chapter 4 of ARB 43 which states that “market means current replacement cost (by purchase or by

Troutman Sanders llp
                A T T O R N E Y S   A T   L A W
Securities and Exchange Commission
January 17, 2008

reproduction, as the case may be) except that (1) market should not exceed the net realizable value (i.e., estimated selling price in the ordinary course of business less reasonably predictable costs of completion and disposal); and (2) market should not be less than net realizable value reduced by an allowance for an approximately normal profit margin.”
Response:
We record inventory balances in accordance with Chapter 4 of ARB 43. In future filings, we will revise our discussion within Note 1 of our financial statement to disclose the following:
Inventories are valued at the lower of cost or market using the first-in, first-out method. Market is current replacement cost (by purchase or by reproduction dependent on the type of inventory). In cases where market exceeds net realizable value (i.e., estimated selling price less reasonably predictable costs of completion and disposal), inventories are stated at net realizable value. Market is not considered to be less than net realizable value reduced by an allowance for an approximately normal profit margin.
Goodwill and Other Intangible Assets, page 61
Comment No. 8:
Please tell us and disclose in future filings how you determine the amount of your goodwill impairment, if any, under the two-step method discussed in paragraphs 19–21 of SFAS 142. Further, please tell us and in future filings explain why the Sprayer operations declined in 2006, consistent with paragraph 47(a) of SFAS 142.
Response:
In future filings, we will revise our discussion of goodwill impairment within Note 1 of our financial statements consistent with the following. (We have underlined the new disclosure.)
SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), establishes a method of testing goodwill and other indefinite-lived intangible assets for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The Company’s annual assessments involve determining an estimate of the fair value of the Company’s reporting units in order to evaluate whether an impairment of the current carrying amount of goodwill and other

Troutman Sanders llp
                A T T O R N E Y S   A T   L A W
Securities and Exchange Commission
January 17, 2008

indefinite-lived assets exists. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired, and thus the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. Fair values are derived based on an evaluation of past and expected future performance of the Company’s reporting units. A reporting unit is an operating segment or one level below an operating segment, for example, a component. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and the Company’s executive management team regularly reviews the operating results of that component. In addition, the Company combines and aggregates two or more components of an operating segment as a single reporting unit if the components have similar economic characteristics. The Company’s reportable segments reporting under the guidance of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” are not its reporting units, with the exception of its Asia/Pacific and South American geographical segments.

The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination is determined. That is, the Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

The Company utilizes a combination of valuation techniques, including a discounted cash flow approach and a market multiple approach, when making its annual and interim assessments. As stated above, goodwill is tested for impairment on an annual basis and more often if indications of impairment exist. The results of the Company’s analysis conducted as of October 1, 2005 indicated that no reduction in the carrying amount of goodwill was required. In 2006, sales and operating income of the Company’s Sprayer operations declined significantly

Troutman Sanders llp
                A T T O R N E Y S   A T   L A W
Securities and Exchange Commission
January 17, 2008

as compared to prior years. This was primarily due to increased competition resulting from updated product offerings from our major competitors and a shift in industry demand away from our strength in the commercial application segment to the farmer-owned segment. In addition, the Company’s projections for the Sprayer operation did not result in a valuation sufficient to support the carrying amount of the goodwill balance on the Company’s consolidated balance sheet, as there was no excess fair value of the reporting unit over the amounts assigned to its assets and liabilities that could be allocated to the implied fair value of goodwill. As a result, the Company concluded that the goodwill associated with its Sprayer operations was impaired, and recognized a write-down of the total amount of recorded goodwill of approximately $171.4 million during the fourth quarter of 2006. The results of the Company’s analyses conducted as of October 1, 2006 associated with its other reporting units indicated that no reduction in their carrying amounts was required.
Pro forma Disclosure Under SFAS No. 123 for 2005 and 2004
Comment No. 9:
You disclose that you valued grants using the Barrier option model. Please tell us in more detail about this valuation model and whether it is known by any other name.
Response:
A description of our former non-employee director stock incentive plan and our former long-term incentive plan are included on pages 97 and 98 of our Annual Report on Form 10-K for the year ended December 31, 2006. As discussed there, benefits under those former incentive plans were earned over various performance periods in specified increments linked to specified increases in the average market value of our common stock over an initial base price. As is also discussed in Note 1 to our financial statements within our pro forma disclosure under SFAS No. 123, APB No. 25 required recognition of compensation expense for those former plans when the awards were earned. For pro forma disclosure purposes, we utilized the assistance of an outside consultant (a “Big 4” accounting firm) to help us determine the best valuation model to value these awards under the requirements of SFAS No. 123.

Based on its advice, we concluded that our former incentive plans were similar to characteristics of a “knock-in” barrier option. In this context, “knock-in” means that for the option to have any value, certain criteria must be met (i.e., break through a barrier). In this case, that barrier was the stock price appreciation increments stated in the plans.

Troutman Sanders llp
                A T T O R N E Y S   A T   L A W
Securities and Exchange Commission
January 17, 2008

Unlike simpler options, these are path dependent. That is, the value of the option at any time depends not just on the underlying price at that point, but also on the path taken by the underlying security. In other words, some history (such as the 20-day average stock price), rather than a single price on a single day, is important. Barrier options can be valued by estimating the value of plain vanilla options (which can be valued with a model such as Black-Scholes) that are chosen to replicate the value of the barrier at expiration and at selected discrete points in time along the path to the barrier. Adjustments can be made to account for the likelihood of the barrier event occurring.

The following steps were used to estimate the value of these barrier awards:
1.	We determined the value of a traditional call option using the designated barrier as a strike price along with appropriate volatility and a risk free rate based on the time until expiration.

2.	We estimated the probability of the stock price hitting the barrier.

3.	Then the value of the traditional call option (as calculated in Step 1) was multiplied by the probability of the stock price hitting the barrier (as calculated in Step 2).
Financial Instruments, page 69
Comment No. 10
We see that in 2006 you designated certain foreign currency contracts as cash flow hedges. Please tell us about your consideration of SFAS 133 Implementation Issue No. G20, particularly about your compliance with paragraphs 28, 30 and 63 of SFAS 133.
Response:
As disclosed in our Annual Report on Form 10-K for the year ended December 31, 2006, during 2006, we entered into a series of zero cost collars to hedge forecasted export sales for our Brazilian operations. For each maturity date, the documentation required under paragraph 28 of SFAS 133 was prepared with details regarding:
•	The hedged transaction

•	The hedging instrument

•	The hedge objective/strategy

•	The method of assessing hedge ineffectiveness

Troutman Sanders llp
                A T T O R N E Y S   A T   L A W
Securities and Exchange Commission
January 17, 2008

In accordance with SFAS 133 Implementation Issue No. G20, we specified in our documentation that the assessment of effectiveness would be based on total changes in the option’s cash flows or the hedging instrument’s terminal value (i.e., its expected future pay-off amount at its maturity date for exchange rates below the floor rate and above the ceiling rate) in accordance with the guidance in DIG Issue G20. As a result, the assessment of effectiveness was documented as being based on total changes in the option’s cash flows (paragraphs 30 and 63). That is, the assessment included the hedging instrument’s entire change in fair value, not just the changes in intrinsic value.

Effectiveness was assessed through a comparison to a hypothetical derivative. The hypothetical derivative that exactly matches the risk being hedged would be a collar with the same critical terms (i.e., notional, strike, expiration, settlement) as the hedging derivative. In accordance with paragraph 65 of SFAS 133 and DIG Issue G9, the hedge was assumed to be perfectly effective on an ongoing basis as long as the critical terms of the hedging derivative remained consistent (and was documented as such) with those of the hypothetical derivative and a quarterly assessment of risk of counterparty default provided assurance of performance.

To the extent that the hedging relationship remained perfectly effective, all changes in fair value of the collar were recorded in “other comprehensive income” and the net gain of loss on the derivative was reclassified into income as the hedged transaction impacted earnings (i.e., when a sale to a third party was recorded).

Our hedging strategy in 2006 was to hedge only a portion of our forecasted monthly export sales from our local Brazilian operations. Our documentation designated the hedge amount as the first transactions to occur in the month up to the notional amount of the derivative contract. Given that the actual transactions were within the same month as the settlement date of the hedging instrument (and usually within ten days as transactions occurred evenly over the period), our perfectly hypothetical derivative did not indicate any ineffectiveness because critical terms were deemed to have matched. The derivatives in question had a single maturity date within the month, while the sales that they were hedging occurred approximately evenly throughout the month. In accordance with the Staff announcement at the March 2007 EITF meeting, we subsequently reviewed our initial assumption that the hedges were highly effective. The hedge effectiveness was evaluated using the terminal value approach, and they were all found to be highly effective. The ineffectiveness due to the difference between settlement dates was also found to be minor. Furthermore, we note that there were no outstanding derivatives classified as cash flow hedges as of December 31, 2006, and only $0.1 million of derivative gains remained in accumulated other comprehensive income.

Troutman Sanders llp
                A T T O R N E Y S   A T   L A W
Securities and Exchange Commission
January 17, 2008

In 2007, we revised our documented hedging strategy for new derivative instruments to change the perfectly effective hypothetical derivative used in the assessment to a derivative that settled based on the average rate for the month (versus the previously used spot rate). We determined that since our sales occur evenly through the month, the average rate settlement would more accurately reflect the change in value of the underlying exposure. Any cumulative ineffectiveness that is not de minimis is then recorded to earnings on a quarterly basis.
Note 4. Accounts Receivable Securitization, page 78
Comment No. 11:
We see that you have two joint ventures that are 49% owned by the AGCO Corporation (“the Company”): AGCO Finance LLC and AGCO Finance Canada Ltd. Please tell us about your consideration of FIN 46R which led to your conclusion that these entities should not be consolidated. Specifically address solvency and other guarantees that the Company has made to Rabobank, the majority partner in the JV.
Response:
AGCO Finance LLC and AGCO Finance Canada, Ltd. are joint ventures operated between AGCO and De Lage Landen Finance Inc. (“DLL Finance”) (which is a wholly owned subsidiary of Rabobank). AGCO is the 49% partner in each joint venture, and DLL Finance is the 51% partner. AGCO and DLL Finance each have three board members on the board of AGCO Finance LLC and AGCO Finance Canada, Ltd. DLL Finance, however, has the tie breaking vote. In addition, AGCO Finance LLC and AGCO Finance Canada, Ltd. operate based on operating policies provided to the retail finance joint ventures by DLL Finance, and DLL Finance also provides all “back office” support to the AGCO Finance legal entities.

The AGCO Finance entities receive all of their funding/financing from DLL Finance (which is in turn funded by Rabobank). Therefore, all loans provided to customers are funded through DLL Finance, and AGCO Finance LLC and AGCO Finance Canada, Ltd. pay interest to DLL Finance on all financing. DLL Finance charges interest to AGCO Finance entities at commercially competitive rates.

Pursuant to the governing documents between AGCO and DLL Finance, each equity member must contribute capital to the joint venture in proportion to their member ownership interests (i.e., AGCO at 49%; DLL Finance at 51%) when necessary to maintain an agreed debt to equity ratio. AGCO Finance LLC and AGCO Finance Canada, Ltd. were capitalized when they were formed in the mid-1990’s and there have been no additional capital infusions.

Troutman Sanders llp
                A T T O R N E Y S   A T   L A W
Securities and Exchange Commission
January 17, 2008

In evaluating the joint ventures under FIN 46R, we determined that the joint ventures did not meet the requirements pursuant to paragraph 5 of FIN 46R. Specifically, pursuant to the criteria under paragraph 5(a) of FIN 46R, we note that as of December 31, 2006, the total assets of AGCO Finance LLC and AGCO Finance Canada were approximately $1.2 billion and $127 million, respectively, and members’ equity was approximately $111 million and $36 million, respectively. We note that paragraph 9 of FIN 46R states that an equity investment at risk of less than 10% of the entity’s total assets shall not be considered sufficient to permit the entity to finance its activities without subordinated financial support in addition to the equity investment unless the equity investment can be demonstrated to be sufficient. Although AGCO Finance LLC’s equity investment at risk is approximately 9% of total assets, we believe that this is sufficient as AGCO Finance LLC has demonstrated it can finance its activities without additional subordinated financial support. AGCO Finance LLC has had positive income before taxes of greater than $16 million annually since 1997 (e.g., in 2006, it had income before taxes of approximately $35 million). As stated above, there have been no additional capital infusions to AGCO Finance LLC (or AGCO Finance Canada, Ltd.) since its formation in 1996. In addition, AGCO Finance LLC has paid annual dividends to its members each year since its inception. We further believe that the equity investment in AGCO Finance LLC is consistent with other entities that hold similar assets of similar quality and amounts and operate with no additional subordinated financial support.

In evaluating the criteria under paragraph 5(b) of FIN 46R, we note that both AGCO and DLL Finance have the ability to make decisions about the entity’s activities and have the obligation to absorb the expected losses of the finance entities. AGCO does not expect much variation in the range of possible cash flows, thereby producing relatively small “expected losses” or “expected gains.”

In addition, we note that as of December 31, 2006, AGCO had obligations through residual value guarantees to purchase through the year 2010 up to $7.2 million of equipment upon expiration of certain operating leases between AGCO Finance LLC or AGCO Finance Canada Ltd. and their customers. This obligation or guarantee arises from a residual lease program AGCO had with AGCO Finance whereby AGCO would guarantee to purchase equipment back at a percentage of its original retail value. We estimated our losses under such guarantees to be less than $100,000 as of December 31, 2006. AGCO is no longer participating in such residual value guarantees with the AGCO Finance entities on a go-forward basis. AGCO also maintains a remarketing agreement with the AGCO Finance entities, whereby AGCO is obligated to remarket repossessed inventory at market values. Typically we experience little to no losses under the remarketing agreement as we are only obligated to repurchase at market values (i.e., what we are able to resell the equipment for in the marketplace). In addition, the remarketing

Troutman Sanders llp
                A T T O R N E Y S   A T   L A W
Securities and Exchange Commission
January 17, 2008

agreement is limited to $6 million per annum. Lastly, in June 2005, AGCO began selling interest-bearing receivables to AGCO Finance LLC and AGCO Finance Canada, Ltd. The receivables are sold without recourse, and, thus, AGCO has no exposure to losses with respect to those sales, other than its portion of losses if such receivables ultimately are written off by the AGCO Finance entities (i.e., our 49% proportion of such losses). To date, this new business has generated income to the AGCO Finance entities.

In assessing whether AGCO Finance LLC and AGCO Finance Canada Ltd should be considered VIEs as part of our evaluation under paragraph 5(b) of FIN 46R, the residual value guarantees on the leases were considered, but due to the fact that such leases were substantially less than 50% of the total assets of AGCO Finance LLC and AGCO Finance Canada, Ltd., pursuant to paragraph 12 of FIN 46R, these leases would be excluded from any “expected loss” analysis under FIN 46R. AGCO does not provide any guarantees to DLL Finance or Rabobank.

In evaluating the criteria in paragraph 5(c) of FIN 46R, we do not believe that there are disproportionately fewer voting rights associated with the economic interests of AGCO relative to DLL Finance. Although a majority of leases are done through independent dealers that sell AGCO’s products, all of the financing for the loans are obtained from DLL Finance.

Based on the above, we concluded that AGCO Finance LLC and AGCO Finance Canada, Ltd. are not required to be consolidated under FIN 46R and should be evaluated using the voting interest model. As such, due to the fact that DLL Finance holds a 51% interest in the entities, and given that there are no other facts or circumstances that would cause AGCO to have control, we concluded that we should account for these joint ventures under the equity method of accounting. We note that Rabobank consolidates the AGCO Finance legal entities given its majority interest and conclusion that it maintains effective control over the entities.
Note 7. Long-term Debt, page 83
Comment No. 12:
You disclose that your convertible senior notes are convertible into cash and shares of common stock based upon the ‘conversion value’ of the notes. Please tell us and disclose in future filings how you determine the conversion value. Please also tell us about your analysis of the conversion feature under SFAS 133 and EITF 00-19 determining that the feature should be classified as equity.

Troutman Sanders llp
                A T T O R N E Y S   A T   L A W
Securities and Exchange Commission
January 17, 2008

Response:
In future filings we will revise the disclosure contained in Note 7 of our financial statements to add the following sentences within each paragraph that discusses each of our convertible senior notes in order to describe how we determine the conversion value for the notes:
1 ¼% notes

The notes are convertible into shares of the Company’s common stock at an effective price of $40.73 per share, subject to adjustment. The initial conversion rate for the 1 ¼% convertible senior subordinated notes is 24.5525 shares of common stock per $1,000 principal amount of notes.

1 ¾% notes

The notes are convertible into shares of the Company’s common stock at an effective price of $22.36 per share, subject to adjustment. The initial conversion rate for the 1 ¾% convertible senior subordinated notes is 44.7193 shares of common stock per $1,000 principal amount of notes.
The convertible debt instruments consist of a debt underlying and an embedded conversion feature. Pursuant to paragraph 15 of SFAS 150, SFAS 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. Accordingly, we analyzed the embedded conversion feature pursuant to the provisions of APB No. 14, SFAS 133 and EITF 00-19. APB No. 14 states that convertible debt should be classified as a liability in the balance sheet. Specifically, the opinion/conclusion states, “The Board is of the opinion that no portion of the proceeds from the issuance of the types of convertible debt securities described in paragraph 3 should be accounted for as attributable to the conversion feature. In reaching this conclusion, the Board places greater weight on the inseparability of the debt and the conversion option (as described in paragraph 7) and less weight on practical difficulties.” In addition, paragraph 12 of SFAS 133 indicates contracts that do not meet the definition of standalone derivatives may contain embedded derivatives. Embedded derivatives should be bifurcated from the host contract and accounted for separately if all criteria in SFAS 133 (paragraph 12) are met. As shown below, the 1 ¼% and the 1 ¾% notes meet the criteria in 12(a) and 12(b) of SFAS 133, but do not meet criteria 12(c), and, therefore, we did not separate the conversion feature from the host debt instrument. A discussion of our consideration of paragraph 12 of SFAS 133 is as follows:

Troutman Sanders llp
                A T T O R N E Y S   A T   L A W
Securities and Exchange Commission
January 17, 2008

(a)	The economic characteristics and risks of the embedded derivative are not clearly and closely related to the host contract. Paragraph 61(k) of SFAS 133 indicates that “the changes in fair value of an equity interest and the interest rates of a debt instrument are not clearly and closely related. Thus, for a debt security that is convertible into a specified number of shares of the debtor’s common stock or another entity’s common stock, the embedded derivative (that is, the conversion option) must be separated from the debt host contract and accounted for as a derivative instrument provided that the conversion option would, as a freestanding instrument, be a derivative instrument subject to the requirements of this Statement. (For example, if the common stock was not readily convertible to cash, a conversion option that requires purchase of the common stock would not be accounted for as a derivative.)

(b)	A contract that embodies both an embedded derivative and a host contract is not remeasured at fair value with changes in fair value reported in earnings. This criteria is met as the notes are classified as a liability and not remeasured at fair value.

(c)	Paragraph 12(c) of SFAS 133 and paragraph 199 of SFAS 133 state that a convertible feature of a convertible bond is not bifurcated from the host contract if the bifurcated instrument with the same terms would not meet the conditions in paragraphs 6 through 11 of SFAS 133. We determined that a separate instrument with similar terms to the conversion feature would meet the requirements of paragraphs 6 through 9 of SFAS 133 and, therefore, looked to the exceptions in paragraphs 10 and 11. We note that paragraph 11(a) indicates that if an instrument is (1) indexed to the issuer’s stock and (2) is classified in stockholder’s equity, it is not within the scope of SFAS 133. If the convertible feature meets the paragraph 11(a) exception, it is not a freestanding derivative and should not be bifurcated.
EITF 01-6, “The Meaning of ‘Indexed to a Company’s Own Stock,’ paragraph 5 states, “the Task Force reached a consensus on Issue 2 that instruments within the scope of this Issue are considered indexed to a company’s own stock within the meaning of Issue 00-19 and paragraph 11(a) of Statement 133 for the issuer provided that (1) the contingency provisions are not based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the issuer’s own operations (for example, sales revenue of the issuer, EBITDA of the issuer, net income of the issuer, or total equity of the issuer), and (2) once the contingent events have occurred, the instrument’s settlement

Troutman Sanders llp
                A T T O R N E Y S   A T   L A W
Securities and Exchange Commission
January 17, 2008

amount is based solely on the issuer’s stock.” We note that the 1 ¼% and 1 ¾% notes and the related market and issuer call provisions, as well as the fundamental change provision related to the notes, are all indexed to the Company’s stock. The conversion feature is not based on an observable market outside of the issuer’s stock. Once the contingent event occurs, settlement is based solely on the Company’s stock. Therefore, we believe the notes meet the criteria in paragraph 11(a)(1) of SFAS 133. In considering whether the criteria in 11(a) (2) of SFAS 133 were met, we reviewed the criteria in EITF 00-19 and determined that a standalone instrument would be classified within stockholders’ equity as the conversion option is physically settled with shares and does not allow net settlement.

As the notes contain the provision that the Company must satisfy the accreted value of the obligation in cash and may satisfy the conversion spread in either cash or stock, the notes are considered “Instrument C’s” in accordance with the provisions of EITF 00-19. Also, the notes are not considered “conventional convertible instruments” pursuant to EITF 05-2, “The Meaning of ‘Conventional Convertible Debt Instrument’ in Issue 00-19,” since both notes have a “make whole” provision. The “make whole” provision is not cash settled. If a fundamental change occurs (i.e., “certain corporate transactions” as defined by the indenture), and holders of the notes elect to convert, we will adjust the conversion rate and the related convertible obligation to cover any lost time value that was priced into the conversion option in lieu of paying a make-whole premium in cash. As such, we considered the criteria in paragraphs 12 through 32 of EITF 00-19.

We believe that the provisions of EITF 00-19 are met with respect to equity classification with of the notes and, therefore, that the conversion feature should not be treated as an asset/liability under EITF 00-19 and marked to market. Specifically, our compliance with these provisions, including paragraphs 12 through 32, is concluded as follows:
(1)	There are no provisions for net cash settlement (paragraphs 12-13).

(2)	The contract permits the company to settle in unregistered shares. The Company has no registration obligations with respect to the notes. In addition, the issuance of common stock upon conversion is exempt from registration pursuant to Section 3(a)(9) of the Securities Act of 1933. As a result, unlike some convertible note offerings, there is no further registration obligation (paragraphs 14-18).

(3)	The Company has sufficient authorized and unissued shares of common stock available to settle the contract after considering all other commitments that may require the issuance of common stock during the

Troutman Sanders llp
                A T T O R N E Y S   A T   L A W
Securities and Exchange Commission
January 17, 2008

maximum period the derivative contract could remain outstanding (paragraph 19).

We have 150 million authorized shares of common stock. Allowing for the number of shares outstanding and those reserved for issuance under benefit plans and for other purposes, following each of the note offerings we had, and we continue to have, available more than the number of shares that could be needed to fulfill our obligations under the indentures.

(4)	The contract contains an explicit limit on the number of shares to be delivered in a share settlement (paragraphs 20-24).

The maximum number of shares that could be issued under the indentures is capped at 31.9183 shares per $1,000 principal amount thereof with respect to the 1 ¼% notes, and 58.5823 share per $1,000 principal amount thereof with respect to the 1 ¾% notes.

(5)	There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC (paragraph 25).

There are no such provisions in either indenture.

(6)	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top off” or “make whole” provisions) (paragraph 26).

There are no cash settled make whole provisions in either indenture.

(7)	The contract requires net cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares (paragraphs 27-28).

The indentures require cash settlement in exchange for the principal amount due only and shares in exchange for the excess conversion value. If there is a fundamental change transaction, the conversion rate is adjusted/increased with “make whole” shares (not cash).

Troutman Sanders llp
                A T T O R N E Y S   A T   L A W
Securities and Exchange Commission
January 17, 2008

(8)	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract (paragraphs 29-31).

There is nothing in either indenture that provides that the notes rank higher than that of common stock holders. Both notes are senior subordinated obligations and are subordinated to all of the Company’s existing and future senior indebtedness and effectively subordinated to all debt and other liabilities of the Company’s subsidiaries. The 1 ¼% convertible senior subordinated notes due 2036 are equal in right of payment with the Company’s 6 ⅞% senior subordinated notes due 2014 and its 1 ¾% convertible senior subordinated notes due 2033.

(9)	There is no requirement in the contract to post collateral at any point for any reason (paragraph 32).

There is no such provision in either indenture.
We note that neither the issuer’s call options or holders’ put options specified in the indentures involve a substantial premium or discount. Call or put options are clearly and closely related based on the provisions of DIG Issue B-16.

We also note that there is not a beneficial conversion feature with respect to the notes, in accordance with EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” as the $40.73 conversion ratio with respect to the 1 ¼% notes was higher than the stock price on the date of issuance (which was $31.33 per share), and the $22.36 conversion ratio with respect to the 1 ¾% notes was higher than the stock price on the date of issuance (which was $17.77 per share).

The “over allotment” provisions in the purchase agreements governing the original issuance of the notes (with respect to the underwriters being able to purchase an additional amount of the notes) also were not deemed to be a derivative under SFAS 133 as the contracts were not net settleable and the options were exercised at inception.
Item 9A. Controls and Procedures, page 107
Comment No. 13:
We note your disclosure that your chief executive officer and chief financial officer concluded that your “disclosure controls and procedures were effective to ensure that

Troutman Sanders llp
                A T T O R N E Y S   A T   L A W
Securities and Exchange Commission
January 17, 2008

information required to be disclosed by [you] in the reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.” The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).
Response:
In future filings, consistent with Rule 13a-15(e) of the Exchange Act, we will revise the disclosure to read as follows:
Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, ______, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principle executive and principle financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Comment No. 14:
We note your statement that a “control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section 11.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in

Troutman Sanders llp
                A T T O R N E Y S   A T   L A W
Securities and Exchange Commission
January 17, 2008

Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm
Response:
In future filings, a new penultimate sentence will be added to the first paragraph of Item 9A that reads as follows:
However, the company’s disclosure controls and procedures have been designed to provide reasonable assurance of achieving their objectives.
No further disclosure regarding effectiveness is necessary as the assessment of effectiveness contained in the second paragraph of Item 9A is unqualified.
*       *       *       *       *
     We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review. If you have any questions please do not hesitate to call me at (404) 885-3822.
Very truly yours,
/S/ W. Brinkley Dickerson, Jr.

cc:	Jong Jong Hwang, SEC
Stephen D. Lupton, Senior Vice President-Corporate Development and General Counsel
Andrew H. Beck, Senior Vice President and Chief Financial Officer
Lara Long, Director of Corporate Financial Reporting and Compliance

Schedule A
AGCO Corporation
AGCO Finance LLC Significant Subsidiary Test
December 31, 2006

			2006	2005	2004
#1
		Members’ Equity - Retained Earnings	111.1	112.2	86.0
		AGCO’s percentage interest	49.0%	49.0%	49.0%

			54.4	55.0	42.1

	(i)	Investment in subsidiary	54.4	55.0	42.1
	(ii)	Total assets (AGCO Corporation)	4,114.5	3,861.2	4,297.3
	(iii)	(i) / (ii)	1.3%	1.4%	1.0%
	(iv)	If (iii) >20%, significant subsidiary test is met	No	No	No

#2	Not Applicable

#3		Net Income	34.8	28.3	24.1
		AGCO’s interest	49.0%	49.0%	49.0%

			17.1	13.9	11.8

	(i)	Subsidiary’s income from continuing operations	17.1	13.9	11.8
	(ii)	Income from continuing operations (AGCO Corporation)	129.2	194.9	256.1
	(iii)	(i) / (ii)	13.2%	7.1%	4.6%
	(iv)	If (iii) >20%, significant subsidiary test is met	No	No	No

		Recent yr income 10% lower than Avg income 5 yrs?	82%
NOTE> - According to Rule 1-02(w)(2), if income of the registrant and its subsidiaries consolidated for the most recent fiscal year is at least 10 percent lower than the average of the income for the last five fiscal years, such average income should be substituted for purposes of the computation. Any loss years should be omitted for purposes of computing average income from the numerator but included in the denominator for a total of five years
Note: all other non-US AGCO Finance/Agricredit entities’ earnings are less than AGCO Finance US (from 2000 through 2006)

			Adjusted	5 year avg	Equity in	Effective
	Continuing	Earnings of	Continuing	(loss yrs	Earnings	Tax
	Operations	Affiliates	Operations	excl)	of Affiliates	Rate	Pre-Tax
2006	(19,169)	42,706	23,537	129,203	27,759	35.0%	42,706
2005	160,046	34,818	194,864	130,858	22,632	35.0%	34,818
2004	224,349	31,717	256,066	92,374	20,616	35.0%	31,717
2003	98,302	26,685	124,987	41,161	17,345	35.0%	26,685
2002	25,866	20,692	46,558	35,393	13,657	34.0%	20,692
2001	14,752	17,065	31,817	79,141	10,580	38.0%	17,065
2000	(13,904)	16,345	2,441	112,557	9,807	40.0%	16,345
1999	(32,150)	16,675	(15,475)	147,961	10,505	37.0%	16,675
1998	74,279	21,871	96,150		13,779	37.0%	21,871
1997	245,733	19,562	265,295		12,598	35.6%	19,562
1996	171,629	27,268	198,897		17,724	35.0%	27,268
1995	179,465	—	179,465		11,240